August 18, 2023	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: HIVE DIGITAL TECHNOLOGIES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		September 12, 2023
Record Date for Voting (if applicable) :		September 12, 2023
Beneficial Ownership Determination Date :		September 12, 2023
Meeting Date :		October 17, 2023
Meeting Location (if available) :		Vancouver, BC
Issuer sending proxy related materials directly to NOBO:		No
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON SHARES	433921103		CA4339211035

Sincerely,

Computershare

Agent for HIVE DIGITAL TECHNOLOGIES LTD.